

Russell Bedford
Stefanou Mirchandani LLP
Accountants and Advisors
5 West 37th Street
9th Floor
New York, NY 10018
212.868.3669
212.868.3498/Fax
nyc@rbsmllp.com

To: _Kristen Buch_   **From:** _P. STEFANOU_

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HESPERIA

Exhibit - 16

August 29, 2005

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Re: Hesperia Holding, Inc.
File No. 000-300[illegible]5

Commissioners:

We have read the statements made by Hesperia Holding, Inc.(copy attached), which we understand will be filed with the United States Securities and Exchange Commission, pursuant to Item 4.01 of Form 8-K/A, Amendment No. 1, as part of Hesperia Holding, Inc. Form 8-K report dated July 26, 2005. We agree with the statements concerning our Firm in Item 4.01 of such Form 8-K/A.

Very truly yours,

/s/ Russell Bedford Stefanou Mirchandani LLP

Russell Bedford Stefanou Mirchandani LLP